Person authorized to receive communications:                               "
                  Mr. Steven C. Kleinman                                   "
                  George Weiss Associates, Hartford, CT 06103              "
                  (860) 247-2018                                           "
                                                                           "
Date of event requiring filing:  January 22, 1997"
                                                                           "
Schedule 13D                                                               "
                                                                           "
Reporting person:                         George Weiss                      "
                                          Associates, Inc.
                      George Weiss        Profit Sharing Plan IOU Limited
                      Associates, Inc.    Trust Dated 12/1/78 Partnership
                      06-0985075          06-0995549          06-1358011

Member of group:      yes                 yes                 yes

Source of funds:      WC                  WC                  WC

Location:             Connecticut         Connecticut         Connecticut

Shares owned with:
Sole voting power       232,900              107,700"
                                                                             "
Shared voting power                                               31,700

Sole dispositive         232,900             107,700"
                                                                               "
Shared dispositive                                                31,700"
                                                                               "
Total owned              232,900             107,700              31,700"
                                                                               "
% of class owned           2.46%               1.14%                .34%"
                                                                               "
Reporting entity:             BD                  EP                  PN       "
                                                                               "
Information Section                                                            "
                                                                             "
Item 1. Security and issuer                                                    "
                                                                              "
   Title of class of equity securities:  Common                                "
                                                                               "
   Principal Officers:                                                         "
                                                                               "
   Richard L. Fisher     605 Third Avenue, 23rd Flr., New York, NY 10158       "
   Martin Edelman        605 Third Avenue, 23rd Flr., New York, NY 10158       "
   Ron E. Jackson        605 Third Avenue, 23rd Flr., New York, NY 10158       "
   Kenneth J. Weber      605 Third Avenue, 23rd Flr., New York, NY 10158       "
   Douglas H. Verner     605 Third Avenue, 23rd Flr., New York, NY 10158       "
                                                                              "
Item 2. Identity and Background                                                "
                                                                               "
   Name                                      Principal Business                "
                                                                               "
   George Weiss Associates, Inc.          Securities broker-dealer             "
   George Weiss Associates, Inc. Profit   Employee profit sharing plan         "
      Sharing Plan Trust Dated 12/1/78                                         "
   IOU Limited Partnership                Investment company                   "
   George A. Weiss                        President,George Weiss Associates,   "
                                           Inc., general partner in above     "
                                           investment company, and trustee of "
                                           above employee profit sharing plan "
                                                                               "
                                                                               "
        The above entities were all organized in Connecticut and are located " at One State Street, Hartford, CT 06103. None of the persons associated" with the above entities has been convicted in a criminal proceeding, " nor has been a party to a civil proceeding concerning securities laws. "
                                                                               "
Item 3. Source and Amount of Funds or Other Considerations                     "
                                                                               "
        The source of funds for purchases came from the capital of each        "
        entity. The amount of funds used to make purchases totals $11,427,341. "
        None of these funds were borrowed or otherwise obtained.               "
                                                                               "
Item 4. Purpose of Transaction                                                 "
                                                                               "
        The purpose of the transaction is for investment purposes only.        "
                                                                              "
Item 5. Interest in Securities of the Issuer                                   "
                                                                               "
a)                                           Common Stock                      "
   Entity                                    Owned in the      Percent of      "
                                                Aggregate     Outstanding      "
   George Weiss Associates, Inc.                  232,900          2.46%"
   George Weiss Associates, Inc. Profit           107,700          1.14%"
      Sharing Plan Trust Dated 12/1/78                                         "
   IOU Limited Partnership                         31,700           .34%"
                                                                               "
                                                               Shared voting   "
b)                                        Sole voting and     and depositive   "
   Entity                                 depositive power             power   "
                                                                               "
   George Weiss Associates, Inc.              232,900                none"
   George Weiss Associates, Inc. Profit       107,700                none"
      Sharing Plan Trust Dated 12/1/78                                         "
   IOU Limited Partnership                       none             31,700"
                                                                               "
                                                                               "
c)                                                                             "
   George Weiss Associates, Inc.                                               "
              12/06/96  Bought        500 shares   @     12.13  per share"
                                                                               "
   George Weiss Associates, Inc. Profit                                        "
      Sharing Plan Trust Dated 12/1/78                                         "
              12/09/96  Sold        2,000 shares   @     13.38  per share"
              12/12/96  Sold       30,800 shares   @     13.38  per share"
              12/12/96  Sold       25,200 shares   @     13.50  per share"
              12/13/96  Sold        6,000 shares   @     13.25  per share"
              12/20/96  Bought        500 shares   @     13.25  per share"
              01/17/97  Sold        6,000 shares   @     12.38  per share"
              01/22/97  Sold      100,000 shares   @     14.00  per share"
              01/22/97  Sold        8,800 shares   @     14.25  per share"
                                                                               "
   IOU Limited Partnership                                                     "
              01/22/97  Sold       10,000 shares   @     14.00  per share"
                                                                               "
        All above transactions were effected through established securities    "
        exchanges.                                                             "
                                                                               "
d)      No other persons are known to have the right to receive dividends     "
        or the proceeds from the sale of securities.        "
                                                                              "
e)      The reporting entities ceased to be beneficial owners of five"
         percent of this class of securities on January 22, 1997."
                                                                               "
Item 6. Contracts, Arrangements, Understandings or Relationships with          "
        Respect to Securities of the Issuer.                                   "
                                                                               "
        No such conditions exist with respect to the securities of the issuer. "
                                                                             "
        The president of George Weiss Associates, Inc. is also a general       "
        partner in the investment company, and is trustee for the employee     "
        profit sharing plan.                                                   "
                                                                               "
Signature:                                                                     "
        George Weiss Associates, Inc.                                          "
                                                                              "
        President                         George A. Weiss                      "
                                                                               "
        George Weiss Associates, Inc. Profit                                   "
              Sharing Plan Trust Dated 12/1/78                                 "
                                                                               "
        Trustee                           George A. Weiss                      "
                                                                               "
        IOU Limited Partnership                                                "
                                                                               "
        General Partner                   George A. Weiss                      "
                                                                               "